UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100) Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)

ROCKET ACQUISITION CORPORATION ROCHE HOLDING LTD
(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
92276H106
(Cusip Number of Class of Securities)

Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Dr. Severin Schwan CEO Division Roche Diagnostics Member of the Executive Committee

25 June 2007

Roche makes offer to acquire Ventana in order to expand into fast growing tissue-based cancer diagnostics

Dear Colleagues

We want to share some exciting news with you. Today we announced that Roche has made a proposal to acquire Ventana, the worldwide leader in tissue-based diagnostics. This transaction enhances our position in diagnostics and reinforces Roche’s commitment to this key part of our business. It also demonstrates the importance of personalized healthcare to Roche’s strategy and further strengthens the link between pharmaceuticals and diagnostics.    Attached is the press release we issued today, which provides additional details on our offer.

Ventana will provide us with an entry point to the fast-growing histopathology (tissue-based diagnostics) segment, broadening our diagnostic offerings and complementing our strong existing positions in in vitro diagnostic systems. Our combined company will be uniquely positioned to develop companion diagnostics that enable the identification of patient responses to treatments, thereby offering more cost-efficient, differentiated and targeted medicines to patients.

I am excited about the opportunities that the acquisition will create for both Roche and Ventana. We are highly impressed with Ventana’s scientific and commercial accomplishments and their world-class management and employees will be an excellent complement to our industry leading team. Ventana will operate as a separate business unit focusing on the tissue-based testing within Roche Diagnostics. We plan to retain Ventana’s headquarters and operations in Arizona, where the company is currently based.

This announcement follows several attempts to engage in discussions with Ventana’s Chairman and Board concerning a negotiated transaction. Unfortunately, these efforts were unsuccessful, and as a result we are bringing our offer directly to Ventana’s shareholders.

Our offer for Ventana remains subject to a number of customary conditions, including that a majority of Ventana’s shares are tendered into Roche’s offer; therefore, it will not be completed for some time. However, we do not expect any significant hurdles to completing the acquisition and we are committed to moving forward as quickly as possible.

We will do our best to keep you updated as the process moves forward.

I appreciate and thank you for your continued hard work and dedication and look forward to building upon our position as the world’s leading personalized healthcare company.

F. Hoffmann-La Roche Ltd.	CH - 4070 Basel	Bldg 52/1611	Tel. +41 61 687 31 88 Fax: +41 61 691 9757 eMail: severin.schwan@roche.com

With best regards,

Severin Schwan

DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS ‘BELIEVES’, ‘EXPECTS’, ‘ANTICIPATES’, ‘PROJECTS’, ‘INTENDS’, ‘SHOULD’, ‘SEEKS’, ‘ESTIMATES’, ‘FUTURE’ OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT, AMONG OTHERS: (1) PRICING AND PRODUCT INITIATIVES OF COMPETITORS; (2) LEGISLATIVE AND REGULATORY DEVELOPMENTS AND ECONOMIC CONDITIONS; (3) DELAY OR INABILITY IN OBTAINING REGULATORY APPROVALS OR BRINGING PRODUCTS TO MARKET; (4) FLUCTUATIONS IN CURRENCY EXCHANGE RATES AND GENERAL FINANCIAL MARKET CONDITIONS; (5) UNCERTAINTIES IN THE DISCOVERY, DEVELOPMENT OR MARKETING OF NEW PRODUCTS OR NEW USES OF EXISTING PRODUCTS, INCLUDING WITHOUT LIMITATION NEGATIVE RESULTS OF CLINICAL TRIALS OR RESEARCH PROJECTS, UNEXPECTED SIDE-EFFECTS OF PIPELINE OR MARKETED PRODUCTS; (6) INCREASED GOVERNMENT PRICING PRESSURES; (7) INTERRUPTIONS IN PRODUCTION; (8) LOSS OF OR INABILITY TO OBTAIN ADEQUATE PROTECTION FOR INTELLECTUAL PROPERTY RIGHTS; (9) LITIGATION; (10) LOSS OF KEY EXECUTIVES OR OTHER EMPLOYEES; AND (11) ADVERSE PUBLICITY AND NEWS COVERAGE. THE STATEMENT REGARDING EARNINGS PER SHARE GROWTH IS NOT A PROFIT FORECAST AND SHOULD NOT BE INTERPRETED TO MEAN THAT ROCHE’S EARNINGS OR EARNINGS PER SHARE FOR ANY CURRENT OR FUTURE PERIOD WILL NECESSARILY MATCH OR EXCEED THE HISTORICAL PUBLISHED EARNINGS OR EARNINGS PER SHARE OF ROCHE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THE TENDER OFFER DESCRIBED IN THIS LETTER HAS NOT YET COMMENCED, AND THIS LETTER IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL VENTANA COMMON STOCK. THE SOLICITATION AND OFFER TO BUY VENTANA’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ROCHE INTENDS TO FILE PROMPTLY. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC), AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS AT + 1 212 929-5500 OR +1 800 322-2885 (TOLL-FREE).